Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Partners, L.P.

(Commission File No.: 001-10934)

Al Monaco, Chief Executive Officer | John Whelen, Chief Financial Officer November 2, 2018 Q3 2018: Financial Results & Business Update

Legal Notice Forward Looking Information This presentation includes certain forward looking statements and information (FLI) to provide potential investors, shareholders and unitholders of Enbridge Inc. (Enbridge or the Company), Enbridge Income Fund Holdings Inc. (ENF), Enbridge Energy Partners, L.P. (EEP), Enbridge Energy Management, LLC (EEQ) and Spectra Energy Partners, LP (SEP) with information about Enbridge, ENF, EEP, EEQ, SEP and their respective subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: 2018 and future year strategic priorities and guidance; expected EBITDA or expected adjusted EBITDA; expected DCF and DCF/share; expected future debt/EBITDA; future financing options; expectations on sources and uses of funds and sufficiency of financial resources; secured growth projects and future growth, development and expansion program and opportunities; expected benefits of asset dispositions; closing of announced dispositions, amalgamations and corporate simplification transactions, and the timing and impact thereof; future asset sales or other monetization transactions; sponsored vehicle strategy, including the simplification of the Company’s corporate structure and expected benefits thereof; distribution coverage; dividend and distribution growth and dividend and distribution payout expectations; expected impact of tax reform and FERC policy-related matters, including sponsored vehicle impacts; foreign exchange hedges; project execution, including capital costs, expected construction and in service dates and regulatory approvals; and system throughput, capacity, expansions and potential future capacity solutions. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability and performance; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; governmental legislation; announced and potential disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; credit ratings; capital project funding; expected EBITDA or expected adjusted EBITDA; expected future cash flows and expected future DCF and DCF per share; estimated future dividends and distributions; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; economic and competitive conditions; changes in tax laws and tax rates; and changes in trade agreements. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, ENF, EEP, EEQ or SEP, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements. Non-GAAP Measures This presentation makes reference to non-GAAP measures, including adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA), ongoing EBITDA, distributable cash flow (DCF), ongoing DCF and DCF per share. Adjusted EBITDA represents EBITDA adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Management uses adjusted EBITDA to set targets and to assess the performance. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management also uses DCF to assess the performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors, shareholders and unitholders as they provide increased transparency and insight into the performance of Enbridge, ENF, EEP, EEQ and SEP. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of non-GAAP measures to the most directly comparable GAAP measures is available on the applicable entity’s website. Additional information on non-GAAP measures may be found in the earnings news releases or additional information on the applicable entity’s website, www.sedar.com or www.sec.gov.

Agenda Progress on strategic priorities and Q3 Business update Financial results review Line 3 Replacement

Significant progress advancing key strategic priorities Progress on Strategic Priorities in 2018 First Half Q3 Strong operating and financial results $7.5B non-core asset sales announced Issued $3B hybrids SV simplification, buy-in offers Line 3 replacement MPUC approval Other project execution $1.6B placed into service Strong Q3 results $5.7B asset sales proceeds received 4.7x Debt/EBITDA vs 5.0x target (2018) Suspended DRIP (Dec.1 dividend) Reached SV buy-in agreements Combining Ontario Utilities Line 3 replacement execution Finalized route MPUC written orders received Advancing permitting process Other project execution NEXUS and Valley Crossing in service

Q3 2018 Consolidated Financial Results Summary Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and Distributable Cash Flow (DCF) are non-GAAP measures. For more information on non-GAAP measures please refer to disclosure in the Q3 earnings release and MD&A available at www.enbridge.com. Adjusted EBITDA is not presented on a $/share basis. Adjusted EBITDA DCF Record Q3 results; full year DCF/share expected to be in the upper half of the guidance range Adjusted Earnings For the 3 and 9 months ended Sep 30, $ millions Q3: $0.82/ share $0.93/ share YTD: $2.61/ share $3.40/ share Q3: $0.39/ share $0.55/ share YTD: $1.33/ share $2.01/ share $1,324 Q1 $3,165 Q2 $1,858 Q1 Q2 $1,094 Q1 Q2 13% 30% 41% 51% $2,586 Q3 $1,334 Q3 $632 Q3 $1,585 $2,958 $933

Enterprise-wide Secured Growth Project Inventory Segments: Liquids Pipelines GTM – US Transmission GTM – Canadian Transmission Gas Distribution Green Power & Transmission Project Expected ISD Capital ($B) 2019 Stratton Ridge 1H19 0.2 USD PennEast 2H19 0.3 USD Hohe See Wind & Expansion – Germany 2H19 1.1 CAD Line 3 Replacement – Canadian Portion 2H19 5.3 CAD Line 3 Replacement – U.S. Portion 2H19 2.9 USD Southern Access to 1,200 kbpd 2H19 0.4 USD Utility Core Capital 2019 0.8 CAD 2019 TOTAL $13B* 2020 T-South Expansion 2020 1.0 CAD Spruce Ridge 2020 0.5 CAD Utility Core Capital 2020 0.7 CAD 2020 TOTAL $2B* TOTAL Capital Program $22B* * Rounded, USD capital has been translated to CAD using an exchange rate of $1 U.S. dollar = $1.30 Canadian dollars. Project Expected ISD Capital ($B) 2018 High Pine In service 0.4 CAD Stampede Lateral In service 0.2 USD Wyndwood In service 0.2 CAD Rampion Wind – UK In service 0.8 CAD RAM In service 0.5 CAD NEXUS In service 1.3 USD TEAL In service 0.2 USD Other Misc. Liquids In service 0.1 CAD Valley Crossing Pipeline In service 1.6 USD Atlantic Bridge In service + 4Q18 0.6 USD STEP/Pomelo Connector 4Q18 0.4 USD Utility Core Capital 2018 0.5 CAD 2018 TOTAL $7B* $22B of diversified low-risk secured projects supports and extends cash flow growth

New Projects in Service

Natural Gas:
NEXUS/TEAL - US$1.5B



ON
TORONTO
Parkway
MI
NY
Dawn
Hub
PA
Vector
Texas
Eastern
NEXUS
TEAL
OH

- Providing Marcellus and Utica natural gas to markets in Ohio, Michigan and Ontario
- In service October 2018
- ~1.4 Bcf/day of capacity

Natural Gas:
Valley Crossing - US$1.6B



PERMIAN
TX
Gulf Coast
Express
Texas
Eastern
Pomelo
Connector
Mexico
Valley
Crossing

- Providing export capacity to support Mexican demand
- Header system in service November 2018
- Mexican exports to begin in coming months
- ~2.6 Bcf/day of capacity

The major gas pipeline projects came into service in Q4

7

Line 3 Replacement Project Update

ENBRIDGE



Edmonton
Hardisty
Kerrobert
Regina
Gretna
Superior
ND
MN
WI
Construction complete
In service segments to date
Approved MN route

Critical $9B infrastructure replacement project

- Canadian construction program well underway
  - > 850 km of pipeline now laid (over 80%)
- Wisconsin segment complete and in-service
  - ~13 mile segment
- Minnesota PUC approved issuing a Certificate of Need and Route Permit substantially along Enbridge's preferred route with minor modifications and certain conditions
  - Written Orders delivered by MPUC; remaining permit applications now submitted to various agencies
  - Next steps:
    - Q4 2018: Ongoing state and federal permitting process
    - Q1 2019: Begin construction
    - 2H 2019: Expected in-service

Execution progressing well; continue to target in-service date in the second half of 2019

8

Liquids Pipelines Business Update

WCSB Crude Oil Market Fundamentals

ENBRIDGE

Western Canada Oil Supply Forecasts (KBPD)


6,000
5,000
4,000
3,000
2,000
1,000
0
CAPP 2018
Supply Forecast
Actual
Production
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

WCSB Oil Price Differentials ($US/bbl)


$0
-$10
-$20
-$30
-$40
-$50
WCS-WTI
MSW-WTI
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18

Enbridge's Potential Pipeline Solutions

Restoring Capacity 2H2019	Capacity (KBPD)
Line 3 Replacement	+375
Incremental Capacity Post Line 3	
System DRA Optimization	+75
BEP Idle	+100
Incremental Capacity 2020+	
Line 4 Capacity Restoration	+25
System Station Upgrades	+100
Southern Lights (Line 13) Reversal	+150
Total Potential Incremental Capacity	**+825**

Challenging near-term fundamentals, however, Enbridge can provide significant relief with Line 3 Replacement and potential future incremental capacity solutions

9

Utilities Business Update

Proceeding with Amalgamation

ENBRIDGE

OEB Approved Incentive Framework

- Provides regulatory certainty
- Allows control and flexibility over operations
- Enables significant efficiencies

Incentive Rate Structure	
Term	5 years
Annual Inflation	GDP IPI FDD
Stretch Factor	0.3%
Earnings Sharing Threshold	Earnings sharing at 50/50 above 150 basis points over the OEB-approved ROE (beginning in Year 1)
Unbudgeted Capital Expenditures	Incremental Capital Module
Effective Date	January 1, 2019

One of the Largest Utility Franchises in North America


ON
QC
Union Gas
OTTAWA
EGD
MN
TORONTO
NY
MI
Dawn Storage Hub
DETROIT



Scale of Amalgamation

	Customers (million)	New Customers (in 2017)	Rate Base ($B)
EGD	2.2	~30,000	$5.9
Union Gas	1.5	~22,000	$4.8
TOTAL	**3.7**	**~52,000**	**$10.7**

10

Expect no material impact from FERC policy statement changes FERC Update and Outlook Gas Transmission Business Update No material financial impact from FERC policy actions Does not impact pipelines in corporate structures Does not impact negotiated rate agreements 501-G filings demonstrate ROE’s within appropriate range Texas Eastern rate case on track to be filed by end of year Potential for revenue enhancement with updated cost of service factors US Gas Transmission FERC Filings U.S. Transmission

Executing on Plan to Simplify Structure Sponsored Vehicles Benefits for SV Shareholders Direct ownership in largest energy infrastructure Company in North America Enhanced dividend coverage Diverse opportunity set for growth beyond 2020 Stronger balance sheet and enhanced credit profile Enhanced trading liquidity Benefits for ENB Shareholders Simplifies corporate & capital structure Increased ownership of core strategic assets Higher retention of cash flow Enhanced credit and funding profile Accretive to post-2020 financial outlook Targeted Timeline

Consolidated Adjusted EBITDA Performance Q3 2018 Liquids Pipelines + Higher throughput and IJT on the Mainline System + Higher average rate on Canadian Mainline FX hedges + New projects placed into service Gas Transmission and Midstream + New projects placed into service + Favourable commodity prices Absence of EBITDA from asset sales Gas Distribution + Rate base and customer growth + New projects placed into service Green Power and Transmission + Higher wind resources on the Canadian wind farm portfolio Energy Services + Wider location and quality differentials Eliminations & Other Higher hedge settlement losses Adjusted EBITDA (C$ Millions, except per share amounts) 3Q17 3Q18 Liquids Pipelines 1,353 1,633 Gas Transmission and Midstream 941 1,038 Gas Distribution 238 259 Green Power and Transmission 68 73 Energy Services (24) 10 Eliminations and Other 10 (55) Consolidated Adjusted EBITDA1 2,586 2,958 Consolidated Adjusted Earnings1 632 933 Adjusted EPS1 $0.39 $0.55 (1) Adjusted EBITDA, adjusted earnings, and adjusted EPS are non-GAAP measures. Reconciliations to GAAP measures can be found in the Q3 earnings release available at www.enbridge.com.

Consolidated DCF Performance Q3 2018 (1) Adjusted EBITDA, DCF and DCF per share are non-GAAP measures. Reconciliations to GAAP measures can be found in the Q3 earnings release available at www.enbridge.com (C$ Millions, except per share amounts) 3Q17 3Q18 Consolidated Adjusted EBITDA1 2,586 2,958 Maintenance capital (360) (324) Interest expense (646) (705) Current income tax (22) (71) Distributions to non-controlling and redeemable non-controlling interests (267) (302) Cash distributions in excess of equity earnings 67 90 Preferred share dividends (82) (94) Other receipts of cash not recognized in revenue 60 53 Other non-cash adjustments (2) (20) DCF1 1,334 1,585 Weighted Average Shares Outstanding (Millions) 1,635 1,705 DCF per Share1 $0.82 $0.93 3Q18 vs. 3Q17 DCF Adjusted EBITDA drivers noted in previous slide Higher maintenance capital on specific Gas Transmission programs in Q3 2017 New equity investments placed into service in 2017 resulting in higher equity distributions Higher financing costs from incremental financing instruments issued Higher distributions to NCI due to increased public ownership and higher distributions within the Fund Group

Financial Guidance Reiteration

1 2018 EBITDA & DCF/share Guidance

Consolidated EBITDA Outlook ($MM)



~21%
~$12,500
Q3 YTD
2017a
2018e

2018 DCF/share Outlook



17%
$4.15 - $4.45
$3.68
Q3 YTD
2017a
2018e

2 10% Dividend CAGR through 2020



10% CAGR
2017e
2018e
2019e
2020e

Strong year to date performance expected to drive full year DCF/share to the upper half of guidance range

(1) Adjusted EBITDA is a non-GAAP measure. Reconciliations to GAAP measures can be found in the Q3 earnings release available at www.enbridge.com.

15

3Q18 vs. 3Q17 DCF Analysis Increased earnings from expansion projects placed into service Higher operating and pipeline integrity costs and maintenance capital expenditures Higher equity earnings (including expansion projects under construction in 2017 and not yet generating cash distributions) Spectra Energy Partners (SEP) Ongoing EBITDA and Ongoing Distributable Cash Flow are non-GAAP measures. Reconciliations to GAAP measures can be found in the SEP Q3 earnings release and Reg G schedule available at www.spectraenergypartners.com. 1) As reported, after internal adjustments for trailing 12 months. (US$ millions, except per unit amounts) Q3 2017 Q3 2018 Ongoing EBITDA 554 561 Ongoing DCF 398 364 Distribution Coverage (as declared) 1.2x 1.0x Debt/EBITDA1 4.1x 4.1x Distribution per unit (as declared) $0.72625 $0.77625 Financial Results

Enbridge Energy Partners (EEP) Adjusted EBITDA and DCF are non-GAAP measures. Reconciliations to GAAP measures can be found in the supplemental slides available at www.enbridgepartners.com 1) As reported, after internal adjustments for trailing 12 months. 3Q18 vs. 3Q17 DCF Analysis Increased throughput on Bakken Pipeline System Reduced income tax allowance recovery pursuant to US Tax Reform & FERC policy updates (US$ millions, except per unit amounts) Q3 2017 Q3 2018 Adjusted EBITDA 426 403 DCF 194 184 Distribution Coverage (as declared) 1.2x 1.1x Consolidated Debt/EBITDA1 4.2x 4.5x Distribution per unit (as declared) $0.350 $0.350 Financial Results

Enbridge Income Fund Holdings (ENF) & Fund Group Adjusted EBITDA and DCF are non-GAAP measures. Reconciliations to GAAP measures can be found in the ENF Q3 earnings release and MD&A available at www.enbridgeincomefund.com. 1) As reported, after internal adjustments for trailing 12 months. 3Q18 vs. 3Q17 Fund Group DCF Analysis Higher residual toll and higher throughput on Canadian Mainline Higher FX hedge rates New projects placed into service – Regional Oil Sands System Solid contribution from Alliance Pipeline and Green Power assets Financial Results (C$ millions) Q3 2017 Q3 2018 Fund Group DCF 488 716 Distributions Declared 404 499 Fund Group Debt/EBITDA1 5.7x 3.8x Fund Group Payout Ratio 83% 70% ENF Adjusted Earnings 77 113

Funding Plan Execution

2018 – 2020 Secured Funding Plan[1] ($C billions)



Increased Financing Flexibility
Optional hybrid securities
Optional asset sales
$4
Sr. Debt Reduction
$22
Capital Expenditures
$7.5
$1
$3
$2
$14
Asset sales
2018e DRIP
Hybrid securities
Common equity
Internal cash flow net of dividends
Uses
Sources

Further Funding Progress

- Strong YTD financial performance
- $5.7B cash proceeds from non-core assets
- Internally generated equity now sufficient to support secured capital program
- Deleveraging ahead of plan
- **DRIP suspended effective December 1, 2018 dividend**

Consolidated Debt to EBITDA Profile[2]

As presented at ENB Days 2017



8.0x
6.0x
4.0x
2.0x
0.0x
Long Term Target: ≤ 5.0x
2015
2016
2017e
2018e
2019e
2020e

- **2018 Q3 TTM Consolidated Debt to EBITDA: 4.7x**

Significant funding flexibility created to finance capital plan while delevering

(1) Includes amounts "pre-funded" in December 2017
(2) Twelve month trailing Debt: EBITDA as calculated by Management..

19

1. Move to pure regulated pipelines/ utility model $7.5B of non-core asset sales announced in 2018 Original target $3B 2. Accelerate de-leveraging $5.7 billion of asset sales proceeds received in Q3 Achieved 5.0x Debt-to-EBITDA target level 4.7x consolidated Debt-to-EBITDA as at Q3 Suspending the DRIP effective Dec 1 3. Deliver reliable cash flow & dividend per share growth Excellent financial and operating performance across all business units Expect to be in top half of 2018 DCF/share guidance range of $4.15 to $4.45/share $7B projects coming into service in 2018 Line 3 Replacement Project execution progressing well 4. Streamline the business Entered into definitive agreements to buy-in SEP, EEP, EEQ, ENF Proceeding with amalgamation of Union Gas and EGD as approved by the Ontario Energy Board 5. Extend growth beyond 2020 Ongoing development of new project opportunities Executing on our 2018-2020 Strategic Priorities YTD Actions Priorities Q3 Summary

Q&A

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on the beliefs and assumptions of Enbridge Inc. (“Enbridge”), Enbridge Energy Partners, L.P. (“EEP”), Enbridge Energy Management, L.L.C. (“EEQ”), Spectra Energy Partners, LP (“SEP”), and Enbridge Income Fund Holdings Inc. (“ENF” and, together with EEP, EEQ and SEP, the “Sponsored Vehicles”). These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the acquisitions of the Sponsored Vehicles (collectively, the “Proposed Transactions”), the expected synergies and equityholder value to result from the combined companies, the expected levels of cash distributions or dividends by the Sponsored Vehicles to their respective shareholders or unitholders, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge and its Sponsored Vehicles and their respective affiliates, and the future credit ratings, financial condition and business strategy of Enbridge, its Sponsored Vehicles and their respective affiliates.

Although Enbridge and its Sponsored Vehicles believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Transactions; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for Enbridge’s and its Sponsored Vehicles’ services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for Enbridge’s and its Sponsored Vehicles’ services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Transactions, expected earnings and cash flow or estimated future dividends.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. There are a number of important factors that could cause actual results to differ materially from those indicated in any forward-looking statement including, but not limited to: the risk that the Proposed Transactions do not occur; negative effects from the pendency of the Proposed Transactions; the ability to realize expected cost savings and benefits from the Proposed Transactions; the timing to consummate the Proposed Transactions; whether the Sponsored Vehicles or Enbridge will produce sufficient cash flows to provide the level of cash distributions they expect with respect to their respective units or shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of Enbridge and its Sponsored Vehicles; regulatory parameters regarding Enbridge and its Sponsored Vehicles; other Enbridge dispositions; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s or its Sponsored Vehicles’ other filings with Canadian and United States securities regulators. All forward-looking statements in this communication are made as of the date hereof and, except to the extent required by applicable law, neither Enbridge nor any of the Sponsored Vehicles assume any obligation to publicly update or revise any forward-looking statements made in this communication or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, its Sponsored Vehicles or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. The factors described above, as well as additional factors that could affect Enbridge’s or any of its Sponsored Vehicles’ respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, each of EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on February 16, 2018, ENF’s Management’s Discussion and Analysis for the year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018, and in Enbridge’s and its Sponsored Vehicles’ respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at http://www.sec.gov and at http://www.sedar.com, as applicable.

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxies or approval. The Proposed Transactions will be submitted to the shareholders of EEQ or ENF or unitholders of EEP or SEP, as applicable, for their consideration. Enbridge filed with the SEC on October 10, 2018 proxy statements of EEQ and EEP, respectively, and a consent statement of SEP, each of which also constitutes a prospectus of Enbridge. Enbridge and its Sponsored Vehicles also plan to file other documents with the SEC and Canadian securities regulators regarding the Proposed Transactions. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER

RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders can obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at http://www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the relevant proxy or consent statement/prospectus filed by Enbridge and the Sponsored Vehicles with the SEC on October 10, 2018.